

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2009

Ms. Deborah Mosier
Chief Financial Officer
ICx Technologies, Inc.
2100 Crystal Drive
Suite 650
Arlington, VA 22202

<u>VIA U.S. MAIL AND FAX TO 703-678-2112</u>

      Re: **ICx Technologies, Inc.**
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 31, 2009
                File No. 001-33793

Dear Ms. Mosier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin James
                        Senior Assistant Chief Accountant